UNITED
             STATES SECURITIES AND
             EXCHANGE COMMISSION
                   Washington, D.
                   C. 20549

                        SCHEDULE 13
G
                 (Rule 13d-102)
   INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT
 TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE
                  13d-2(b)
                   Amendment No.
__Final_
          FEDERAL AGRICULTURAL MORTGAGE
                       CORPORATION Name
                       of Issuer
                ____________CLASS
C_________
                Title of Class of
Securities


__________31314830___________
                        CUSIP Number
               ________December 31,
1998_____
   Date of Event Which Requires Filing of This
                    Statement
Check the appropriate box to designate the rule

pursuant  to which this Schedule is filed:

     [X]   Rule 13d-1(b) [  ]   Rule 13d-1(c) [

     ]   Rule 13d-1(d)

CUSIP NO.   31314830               13G
Page 1  of
4



1.   NAMES OF REPORTING PERSON
      I.R.S.  IDENTIFICATION NO. OF ABOVE
PERSON  (ENTITIES ONLY)
          Gofen and Glossberg, L.L.C.
          36-4143109

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*  [a]
[  ]
                                                         [b] [X]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited liability company

NUMBER OF      5.   SOLE VOTING POWER
SHARES
-0-
BENEFICIALLY   6.   SHARED
VOTING POWER OWNED BY
-0-
EACH           7.   SOLE
DISPOSITIVE POWER
REPORTING                181,800
PERSON         8.   SHARED
DISPOSITIVE POWER
WITH                        -0-

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH  REPORTING PERSON
          181,800 as of December 31, 1998
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(9)  EXCLUDES CERTAIN
SHARES*
[  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW 9

           5.87%  of  3,092,000  shares
outstanding  as  of November 31, 1998

12.  TYPE OF REPORTING PERSON*

          IA

CUSIP NO.   31314830               13G
Page 2  of 4



Item 1(a)      Name of Issuer:

    Federal Agricultural Mortgage Corporation


Item 1(b)      Address:

          919 18th Street, N.W., Suite 200
          Washington, D.C. 20006

Item 2(a)      Name of Person

Filing:

   Gofen and Glossberg, L.L.C.

Item 2(b)      Address:

   Gofen and Glossberg, L.L.C.
          455 Cityfront Plaza,

          Suite 3000 Chicago,

          Illinois 60611

Item 2(c)      Citizenship:

          Delaware limited

liability company Item 2(d)

Title of Class of Securities:

          Class C

Item 2(e)      CUSIP Number:

          31314830

Item 3.If  This  Statement is Filed Pursuant  to
       Rule  13d1(b),  or  13d-2(b) or (c),
       Check Whether the  Person Filing is a:


       (a) [  ]  Broker or dealer registered
       under Section 15 of the Exchange Act.


       (b) [  ]  Bank as defined in Section 3(a)
       (6) of the Exchange Act.


           (c) [  ]   Insurance company as
defined in
     Section 3 (a) (19) of the Exchange Act.

           (d) [  ]  Investment company
           registered under Section 8 of the
           Investment Company Act.

  (e) [X]  An investment adviser in accordance
                      with
       Rule 13d-1 (b) (1) (ii) (E);

       (f) [  ]  An employee benefit plan or
           endowment fund in accordance with
           Rule 13d-1 (b) (1) (ii) (F);

       (g) [   ]  A parent holding company or
           control person in accordance with
           Rule 13d-1 (b) (1) (ii) (G);
CUSIP NO.   31314830               13G
Page 3  of 4



       (h) [    ]   A  savings  association  as
           defined  in Section  3(b)  of  the
           Federal Deposit  Insurance Act;

       (i) [   ]   A  church plan that is
           excluded from  the definition   of
           an  investment  company   under
           Section 3(c) (14) of the Investment
           Company Act;

       (j) [   ]   Group, in accordance with
           Rule 13d-1  (b) (1) (ii) (J).

       If this statement is filed pursuant to Rule 13d-1 (c), check this box. [
           ]

Item 4.   Ownership.

       Provide the following information
regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)Amount beneficially owned:


       ______181,800____________________________
       ___________ _____________

       (b)Percent of class:
          ______5.87% of 3,092,000 shares
       outstanding as of November 31,
       1998_______

(c)Number of shares as to which such person has:

       (i)Sole power to vote or to direct the
       vote  _______ -0-__________

 (ii) Shared power to vote or to direct the vote
       ________-0-___________

  (iii)  Sole power to dispose or to direct the
disposition of  ___181,800____

 (iv) Shared power to dispose or to direct the disposition of _____-0-____


Item 5         Ownership of Five Percent or Less
of a Class:
[X]

          Note  that  in  1998  Gofen and
          Glossberg,  L.L.C. filed  a  Schedule
          13G under the  belief  that  it
          beneficially  owned more than  5%  of
          the  voting shares  of  Issuer.
          Gofen and Glossberg,  L.L.C. later
          determined that it owned Class C
          shares  of the    issuer   which   are
          non-voting   shares. Accordingly,
          Gofen and Glossberg, L.L.C. is filing
          this Schedule 13G as a final
          amendment.
Item 6         Ownership of More than Five
Percent on Behalf
of Another Person:  N/A


Item   7           Identification  and
Classification                                            of
N/A
          the Subsidiary which Acquired the
          Security Being Reported on the
          Parent Holding Company:


Item  8         Identification and
Classification of Members
of the Group:            N/A

CUSIP NO.   744375106              13G
Page 4  of 4

Item    9            Notice   of   Dissolution
of   Group: N/A



Item 10        Certification:

          By  signing below, I certify that, to
          the best  of my  knowledge and belief,
          the securities  referred to  above
          were  acquired  and  are  held  in
          the ordinary  course of business and
          were not acquired and  are  not held
          for the purpose of or with  the effect
          of changing or influencing the control
          of the   issuer  of  such  securities
          and  were  not acquired and are not
          held in connection with or as a
          participant  in  any  transaction
          having  that purpose or effect.


          After  reasonable inquiry and to the
          best  of  my knowledge   and   belief,
          I  certify   that   the information
          set forth in this statement  is  true,
          complete and correct.

          Date:          February 11, 1999

          Signature:___/S/___Joseph B.
Glossberg______

   Name/Title:    Joseph B. Glossberg, Member


fileserver/dlr/reich/gofen/13g FAMC 1999